JPMORGAN TRUST II

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

October 16, 2025

Elizabeth Goody

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	JPMorgan Trust II (the “Trust”), on behalf of the JPMorgan U.S. Government Money Market Fund (the “Fund”)

File Nos. 2-95973, 811-4236

Post-Effective Amendment No. 348

Dear Ms. Goody:

This letter is in response to the comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided on September 26, 2025, with respect to the filing made on August 15, 2025, related to the Fund. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933.

We confirm that the Fund will refrain from conducting sales based on the 485(a) version of the Prospectus. Sales and operations will commence only after all comments are addressed and the 485(b) is filed.

For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Trust’s Registration Statement.

PROSPECTUS

The Fund’s Main Investment Risks

1.

Comment: The “Blockchain Technology Risk” disclosure states “[a]lthough the Fund does not currently employ blockchain technology or invest in crypto assets, the financial intermediaries through whom shareholders purchase and redeem Digital Shares intend to employ blockchain technology to maintain a record of share ownership for their customers.” Please explain supplementally the Fund’s, and more broadly, the JPMorgan Funds’ intent, if any, to employ blockchain technology or invest in crypto assets, and discuss the time frame for employing these innovations. Additionally, please explain how the introduction of blockchain technology with this share class changes how the Fund and/or intermediary record share ownership account for potential loss or other risks associated with the use of blockchain technology.

Response: The Fund and JPMorgan Funds are committed to continuously evaluating and exploring the adoption of new technologies, including blockchain, in a manner that is consistent with applicable legal and regulatory requirements. Any consideration of such innovations is guided by a rigorous assessment of their potential benefits and risks, as well as compliance with all relevant frameworks. The Fund and JPMorgan Funds will continue to monitor developments in technology and regulatory guidance to ensure that any future adoption is prudent and compliant.

The introduction of blockchain technology by financial intermediaries for recordkeeping purposes does not alter the Fund’s approach to recording share ownership for omnibus positions or managing associated risks, which remain subject to established controls and oversight.

How Your Account Works

2.

Comment: The first paragraph under “How Your Account Works” discusses how Digital Shares may be purchased through certain financial intermediaries that may allow shareholders to pledge or transfer Digital Shares to authorized persons in transactions or arrangements that do not involve the Fund. Please explain supplementally whether the described pledge and transfer of shares will occur outside of the purview of the Fund’s transfer agent. Please clarify the level of visibility for transactions on the blockchain and whether shareholder transactions will be visible to the public. Additionally, please describe in more detail the process for pledging and transferring shares, the criteria for determining “authorized persons”, and relevant anti-money laundering and collateral managed safeguards related to these transactions.

Response: The pledging and transferring of Digital Shares, if available through an intermediary, would be administered through such intermediary and would not involve the Fund or the Fund’s transfer agent. While the Fund would not have direct visibility into this process (similar to other recordation systems used by intermediaries that maintain omnibus/sub-transfer agency positions with mutual funds), it understands that Digital Shares could be used by institutional investors to facilitate margin requirements and for other collateral management purposes (e.g., by enabling institutional investors to more readily pledge or transfer Digital Shares to other customers of the intermediary through whom they purchased Digital Shares).

Additionally, as it relates to visibility of transactions, it is the Fund’s understanding that an intermediary could leverage established digital assets platforms that use private, permissioned blockchains.

The criteria for an intermediary determining “authorized persons” and an intermediary’s anti-money laundering and collateral safeguards are outside of the Fund’s purview. However, as with any financial intermediary that purchases or redeems Fund shares on behalf of its customers on an omnibus basis, the intermediary would execute a selling agreement with the Fund’s principal underwriter pursuant to which the intermediary would agree to comply with all applicable law. The form of sales and service agreement for JPMorgan Money Market Funds that generally covers these intermediary arrangements is available in the Trust’s Part C. Any intermediary-specific edits to the standard form of agreement related to an intermediary’s use of blockchain are immaterial for purposes of the basic services being performed by the intermediary and the nature of the omnibus positions.

*  *  *  *  *

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (602) 383-1747 or email her at erika.k.messbarger@jpmchase.com.

Sincerely,

Erika K. Messbarger

Assistant Secretary

3